CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

Direct Dial: +1 212 878-8526

E-mail: kathleen.werner@cliffordchance.com

June 13, 2017

VIA EDGAR AND FEDERAL EXPRESS

Sonia Gupta Barros

Rahul Patel

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3233

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Safety, Income and Growth, Inc.

Amendment No. 3 to Registration Statement on Form S-11

File No. 333-217244

Dear Ms. Barros and Mr. Patel:

On behalf of our client, Safety, Income and Growth, Inc., we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Company’s Registration Statement on Form S-11.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-8526.

Sincerely,

/s/ Kathleen L. Werner

Kathleen L. Werner

cc:                                Eric McPhee, Securities and Exchange Commission

Wilson Lee, Securities and Exchange Commission

Jay Sugarman, Safety, Income and Growth, Inc.

Geoffrey Jervis, Safety, Income and Growth, Inc.